800-1075 West Georgia Street, Vancouver, BC / Canada V6E 3C9

January 17, 2008

Brad Skinner Senior Assistant Chief Accountant Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0405

Re:

Responses to the Securities and Exchange Commission
Staff Comments dated December 31, 2007, regarding
Nevsun Resources Ltd.
Form 40-F for Fiscal year Ended December 31, 2006
Filed March 30, 2007
File No. 1-32405

Dear Mr. Skinner:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s December 31, 2007 letter regarding the above-referenced Form 40-F.  For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 40-F for the Fiscal Year Ended December 31, 2006

Engineering Comments

General

Staff Comment No. 1.

We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website.  As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7.  These generally differ from measurement systems that guide the estimation of resources.  If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

"Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this web site, such as "reserves,” “resources,” "geologic resources," “proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 40 - F, File No. 001-32405.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.”

Nevsun Resources Ltd.’s Response:

We have revised our website as requested by the Staff.  The foregoing cautionary language has been added to the introductory page to the Investor Relations portion of our website.

Staff Comment No. 2.

Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K.  Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-5900.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require Maps and drawings to comply with the Following features:

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A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

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A graphical bar scale should be included.  Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

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A north arrow.

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An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

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A title of the map or drawing, and the date on which it was drawn.

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In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Nevsun Resources Ltd.’s Response:

We are a Canadian “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act of 1934, as amended, that is eligible to use, and files and furnishes its reports with the Commission under, the U.S./Canada Multijurisdictional Disclosure System (the “MJDS”), a bilateral disclosure system adopted by the Commission and Canadian securities regulators that, among other things, permits eligible Canadian companies to satisfy their U.S. continuous disclosure obligations using Canadian disclosure documents.

Under the MJDS, we are permitted to prepare our mining disclosure in accordance with Canadian securities laws, including National Instrument 43-101 Standards for Disclosure for Mineral Projects (“NI 43-101”), which differ from the requirements under U.S. securities laws, and Canadian securities regulators are responsible for the review of such disclosure under the MJDS.  We confirm to the Staff that our mining disclosure, as amended in the Form 40-F/A filed concurrently herewith (the “Amended Filing”), complies with applicable Canadian requirements as construed by Canadian regulatory authorities.

However, we thank you for your comments, and will review  this suggestion for our upcoming Canadian Annual Information Form for fiscal 2007.

Staff Comment No. 3.

Please state the reserves for the Tabakoto mine as of the end of the periods reported in your filing.  If there are no reserves, please make a statement to that effect.

Nevsun Resources Ltd.’s Response:

We have amended our disclosures at pages 10 through 12 of the amended annual information form incorporated into the Amended Filing to explain and confirm that, as a result of the significant shortfall in expected ore grades at the Tabakoto mine in 2006 and the fact that insufficient work had been done to update the Company’s reserve calculations, the Company had determined that, as at December 31, 2006, Tabakoto and Segala did not have quantifiable reserves and Tabakoto did not have quantifiable resources.  We confirm to the Staff that these disclosures were prepared in accordance with NI 43-101 and applicable Canadian requirements as construed by Canadian regulatory authorities.

* * *

We acknowledge that:

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we are responsible for the adequacy and accuracy of the disclosure in our filings;

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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

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we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We affirm the aforementioned statements.

Thank you for your review of the Amended Filing.  If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (604) 623-4700 (209).

Sincerely,

Nevsun Resources Ltd.

/s/ Cliff T Davis

Clifford T. Davis

Executive VP & Chief Financial Officer

cc:

Christopher Doerksen, Dorsey & Whitney LLP

Peter McArthur, Miller Thomson LLP